Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08
May 18, 2010
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	Validus Holdings, Ltd. Schedule TO-I filed May 10, 2010 File No. 005-83027
Dear Ms. Griffith:
     In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 17, 2010 regarding the Schedule TO-I filed by Validus Holdings, Ltd. (the “Company”) on May 10, 2010, the Company hereby acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.
By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	Executive Vice President and Chief Financial Officer